

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2013

Via E-Mail
Bernard F. Denoyer
Senior Vice President, Finance
Synergy Pharmaceuticals Inc.
420 Lexington Avenue
Suite 2012
New York, NY 10170

> **Re: ContraVir Pharmaceuticals, Inc.**
> **Form 10-12G**
> **Filed August 8, 2013**
> **File No. 000-55020**

Dear Mr. Denoyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after the date filed, at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934.

2. Unless otherwise indicated, references to page references and captions in this letter are to the information statement filed as exhibit 99.1.

3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

4. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

5. Please advise us whether Synergy and ContraVir will enter into a formal separation and distribution agreement that will govern the terms of the contemplated spin-off. If there is such an agreement, please file it as an exhibit to your Form 10 and provide appropriate disclosure of the material terms of the agreement in your Information Statement. We may have further comments based on your response.

Exhibit 99.1 Information Statement

6. We note your disclosure in several places throughout the Information Statement that you anticipate that ContraVir common stock will be quoted on the OTC Bulletin Board shortly after the distribution is completed. Please disclose the requirements for quotation on the OTCBB and the basis for your expectation that ContraVir shares will be quoted on the OTCBB within a short time following the distribution. Please also clarify what you mean by " shortly" after the distribution.

Information Statement Summary
Our Company, page 5

7. To the extent practicable, please minimize the use of highly technical terminology in this section and elsewhere in the Information Statement that may be unfamiliar to lay investors. If the use of such terms is necessary, please give the meaning and significance of such terms in plain language that may be understood by a person not acquainted with this industry or scientific field. For example, an explanation of the following scientific terms and phrases should accompany their first usage in the Information Statement:

   - "nucleoside analogue prodrug of CF-1743;"
   - "post-herpetic neuralgia;"
   - "prodromal;"
   - "last observation carried forward methodology;" and
   - "top-line" adverse event findings

8. Please revise to spell out and define any terms, such as "post-herpetic neuralgia," that will later be abbreviated throughout the filing. Please ensure that this long-form identification and definition accompanies the first usage of each such term in your document.

Risk Factors

9. Please add a risk factor addressing the fact that all of your assets, including your intellectual property, have been pledged as collateral to Synergy to secure your obligations under the June 5, 2013 Loan and Security Agreement and that failure to make payment to Synergy when due could jeopardize the ownership of your assets and have a material adverse effect on your business.

"We have incurred significant losses since inception…," page 10

10. Please expand your risk factor to disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern.

"If third party vendors upon whom we rely…," page 11

11. We note your disclosure that you rely on third parties to conduct your preclinical studies and clinical trials. Please identify the specific suppliers of the critical activities on which you rely. In addition, to the extent that you are substantially dependent on any of these relationships, please file any underlying agreement with these parties as an exhibit to your registration statement.

"We have limited capacity for recruiting and managing trials…," page 11

12. We note your disclosure that you may be at a competitive disadvantage. Please disclose whether you know of any competitors who have conducted or are conducting clinical trials for products that will compete with your product candidate.

"We have limited experience in the development of small molecule…," page 12

13. We note that this risk factor, as well as the risk factors on page 18 and 26 under the respective headings "If we are unable to retain or attract key employees…" and "If we fail to attract and keep senior management…," are substantially similar. Accordingly, please consolidate into a single risk factor your discussion of the risk of failing to attract or retain key personnel. In such risk factor, please disclose the names of any key personnel and address whether you have had difficulty attracting employees, consultants, third-party contractors, or other key personnel in the past.

"The regulatory approval processes of the FDA and comparable foreign authorities…," page 13

14. We note your disclosure that you "plan to seek regulatory approval to commercialize [your] product candidate both in the United States, the European Union and in additional foreign countries." Please identify the countries outside of the United States and the European Union, if known, in which you intend to seek regulatory approval to commercialize your product candidate. Please revise your statements on pages 15 and 45 to conform to this expanded disclosure.

Risks Related to our Relationship with Synergy, page 29

15. Please include a risk factor disclosing that the separation will take effect without a shareholder vote and, consequently, a shareholder's sole recourse will be to divest itself of your parent company's common stock in advance of the record date.

Management's Discussion and Analysis of Financial Condition and Plan of Operations,
pages 34-36
Fair Value of Stock-Based Compensation Awards

16. Although you disclose in the notes to financial statements that the Company does not
    have any outstanding stock options or warrants as of June 30, 2013, please include an
    itemized chronological schedule covering any equity instruments that have been or will
    be issued as of the most recent date available (including stock units, options, warrants,
    etc.) and include the following information separately for each equity instrument
    issuance:

    - The date of the transaction;
    - The number of equity instruments issued or options granted;
    - The exercise price of equity instruments granted if applicable;
    - The fair value of the common stock on each grate date and how the fair
      value was determined;
    - Whether or not the valuation used to determine the fair value of the equity
      instruments was contemporaneous or retrospective; and
    - If the valuation specialist was a related party, please state that fact.

Business

17. It is our understanding that Synergy acquired all of the assets related to FV-100 from
    Bristol-Meyers Squibb Company in 2012 pursuant to an Asset Purchase Agreement dated
    August 17, 2012. According to disclosure provided by Synergy in its periodic reports
    filed with the Commission, the terms of the Asset Purchase Agreement provided for an
    exclusive license to the patent portfolio in exchange for an upfront payment of $1
    million, future milestone payments and a single digit royalty based on net sales.
    Accordingly, please advise us, and revise your disclosure as necessary, whether
    ContraVir will assume the obligations that Synergy owed to Bristol-Myers. If so, please
    disclose the material terms of this agreement and file the Asset Purchase Agreement as an
    exhibit to your Form 10 registration statement.

18. Furthermore, since it appears that the FV-100 assets acquired by Synergy from Bristol-
    Meyers were subject to a license, please advise us, and revise your disclosure as
    necessary, of the nature of this license, the identity of the licensor and licensee, and the
    extent to which this license will impact ContraVir. If the license will govern ContraVir's
    development and eventual sale of products derived from these licensed assets, please
    revise your Information Statement to provide the material terms of such license,
    including the duration, termination provisions, payment provisions and any other material
    obligations between the parties to the license.

19. It is our understanding that the Phase 2 clinical trial for FV-100, completed in December 2010, was conducted by Inhibitex rather than Synergy. In fact, it appears that you were not involved at all in this trial and, since Synergy's acquisition of the Inhibitex assets from Bristol-Myers in August 2012, Synergy has not engaged in any clinical study of FV-100 or materially advanced the development of the drug candidate. As such, please revise your disclosure throughout the Information Statement to make this clear.

20. It is also our understanding that the Phase 2 trial for FV-100 did not meet its primary endpoint of a 25% reduction in the severity and duration of shingles-related pain as compared to Valtrex and that the results obtained from the study were not statistically significant. Please revise your disclosure throughout the Information Statement as necessary to make this clear. We note, for example, your disclosure on page 37 that "there were no statistical differences observed on the primary endpoint" but that there were "numerically favorable differences" observed. This disclosure in your Overview section is not as clear as a statement that the study failed to meet its primary endpoint and results were not statistically significant. Furthermore, you should clarify what significance, if any, a "numerically favorable treatment difference" or a "relative treatment difference" have to the prospect that FV-100 will receive marketing approval from regulatory authorities and whether "numerically favorable treatment difference" or "relative treatment difference" are standards recognized by the FDA or any comparable foreign regulatory authority.

21. Given the poor results of the 2010 Phase 2 clinical trial for FV-100, please make clear throughout your disclosure whether additional Phase 2 trials will be necessary, which could be quite lengthy and expensive, if the company continues with the development of this product candidate.

Overview, page 37

22. Please identify the preclinical studies you reference that demonstrated the "significant" comparative potency of FV-100 against existing approved drugs for the treatment of shingles and specify the sponsor of these trials.

FV-100 Efficacy Summary

23. Please disclose the primary endpoint of the study and clarify what the percentages of 3%, 7%, -4% and 14% in patients treated with FV-100 and valacyclovir measured and the methodology for such measurements.

24. Please explain the concepts of "statistical significance" and "p-values." If available, please provide the p-values from the Phase 2 study and explain their significance.

25. Please clarify, either in the narrative or in explanatory footnotes to your tables, what the information in each of the columns means. A lay reader may have difficulty interpreting

the data provided. For example, in the first column of the first table, the meaning of "Least Squares Mean" and "BO130 days AUC ± S.E." may be unclear, which obscures the meaning and significance of the numerical data in the column.

26. Please define abbreviations used in the tables.

Intellectual Property, page 40

27. Please disclose whether your patents related to FV-100 are licensed or owned. If licensed, please identify the licensor.

Management, page 46

28. Here and in the section entitled "Our Relationship with Synergy Following the Distribution" beginning on page 59, please disclose whether any of your officers and directors will continue their management functions at Synergy. If so, please describe how their responsibilities will be allocated and add a risk factor addressing the potential conflicts of interest that may arise as a result of members of management having dual responsibilities to ContraVir and Synergy. In addition, your table of officers and directors should, if applicable, also identify their positions with Synergy. We note, in this regard, that Messrs. Jacob and Denoyer have current employment agreements with Synergy rather than ContraVir.

Executive Compensation, page 48

29. We note that you have provided historical compensation information for Synergy officers and directors who will continue as ContraVir management following the separation. Please ensure that all such information for these individuals, which also appears in Synergy's definitive proxy statement filed August 30, 2013, has been fully and accurately disclosed in the Information Statement.

30. You state that your Compensation Discussion and Analysis describes certain aspects of your anticipated compensation structure following the separation, yet this discussion appears to pertain exclusively to Synergy's historical compensation practices. Please expand this disclosure as necessary to describe, if known, any compensation programs and policies specific to ContraVir that you anticipate adopting.

Security Ownership of Certain Beneficial Owners and Management, page 56

31. Please expand your disclosure to include the addresses of beneficial owners, as required by Item 403 of Regulation S-K.

<u>Description of Our Capital Stock</u>
<u>Common Stock, page 63</u>

32. Please expand your description of your common stock to specify the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen at (202) 551-3652 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Jeffrey Fessler
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006